Exhibit 99.2

ASML - Summary U.S. GAAP Consolidated Statements of Operations¹

	Three months ended,		Twelve months ended,
	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006
(Amounts in thousands EUR except per share data)
Net system sales	456,016	978,590	2,227,678	3,229,065
Net service sales	91,853	88,937	301,289	368,039
Net sales	547,869	1,067,527	2,528,967	3,597,104

Cost of sales	343,724	628,966	1,554,772	2,135,086
Gross profit	204,145	438,561	974,195	1,462,018

Research and development costs, net of credits	82,256	106,915	323,874	386,567
Selling, general and administrative expenses	47,285	52,068	201,204	204,799
Total expenses	129,541	158,983	525,078	591,366

Operating income	74,604	279,578	449,117	870,652
Financial expense, net	(1,783)	5,775	(14,094)	(854)

Income before income taxes	72,821	285,353	435,023	869,798
Provision for income taxes	(21,200)	(79,828)	(123,559)	(245,109)
Net income	51,621	205,525	311,464	624,689

Basic net income per ordinary share	0.11	0.43	0.64	1.32
Diluted net income per ordinary share	0.11[2]	0.42[3]	0.63[3]	1.27[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	484,532	474,485	484,103	474,860
Diluted	487,253[2]	503,575[3]	543,297[3]	503,983[3]

ASML - Ratios and Other Data¹

	Three months ended,		Twelve months ended,
	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006

Gross profit as a % of net sales	37.3	41.1	38.5	40.6
Operating income as a % of net sales	13.6	26.2	17.8	24.2
Net income as a % of net sales	9.4	19.3	12.3	17.4
Shareholders’ equity as a % of total assets	45.6	54.6	45.6	54.6
Income taxes as a % of income before income taxes	29.1	28.0	28.4	28.2
Sales of new systems (units)	34	64	156	220
Sales of used systems (units)	13	8	40	46
Sales of systems total (units)	47	72	196	266
Backlog new systems (units)	86	153	86	153
Backlog used systems (units)	9	10	9	10
Backlog systems total (units)	95	163	95	163
Net bookings new systems (units)	43	74	124	287
Net bookings used systems (units)	12	10	36	47
Net bookings total (units)	55	84	160	334
Number of employees	5,055	5,594	5,055	5,594

ASML - Summary U.S. GAAP Consolidated Balance Sheets¹

	Dec 31,	Dec 31,
	2005	2006
(Amounts in thousands EUR)
ASSETS
Cash and cash equivalents	1,904,609		1,655,857
Accounts receivable, net	302,572		672,762
Inventories, net	777,200		808,481
Other current assets	221,438		288,938
Total current assets	3,205,819		3,426,038

Deferred tax asset	206,884		200,378
Other assets	39,796		35,653
Intangible assets	24,943		18,076
Property, plant and equipment	278,581		270,890
Total assets	3,756,023		3,951,035

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	1,419,983	[4]	1,181,413
Convertible subordinated bonds	380,238	[4]	380,000
Long term debt and deferred liabilities	243,965		233,167
Shareholders’ equity	1,711,837		2,156,455
Total liabilities and Shareholders’ equity	3,756,023		3,951,035

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows¹

	Three months ended,		Twelve months ended,
	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006
(Amounts in thousands EUR)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	51,621	205,525	311,464	624,689
Depreciation and amortization	29,657	31,981	98,881	104,446
Change in tax assets and liabilities	1,445	(45,242)	97,802	28,289
Change in assets and liabilities	126,794	172,081	203,346	(279,917)
Net cash provided by operating activities	209,517	364,345	711,493	477,507
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(24,012)	(23,184)	(74,038)	(70,739)
Disposals	8,794	2,474	13,235	5,216
Net cash used in investing activities	(15,218)	(20,710)	(60,803)	(65,523)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash used for share buybacks	-	(277,635)	-	(678,385)
Proceeds from share issuance	5,530	13,479	15,828	37,630
Excess tax benefits from stock options	-	1,116	-	1,116
Redemption and/or repayment of loans	(307)	(7,395)	(12,949)	(8,318)
Net cash provided by (used in) financing activities	5,223	(270,435)	2,879	(647,957)
Net cash flow	199,522	73,200	653,569	(235,973)
Effect of changes in exchange rates on cash	5,324	1,768	22,910	(12,779)
Net increase (decrease) in cash and cash equivalents	204,846	74,968	676,479	(248,752)

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations¹

	Three months ended,
	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in millions EUR)
Net system sales	456.0	553.1	840.8	856.5	978.6
Net service sales	91.8	76.3	100.9	101.9	88.9
Net sales	547.8	629.4	941.7	958.4	1,067.5

Cost of sales	343.7	377.8	560.8	567.5	628.9
Gross profit	204.1	251.6	380.9	390.9	438.6

Research and development costs, net of credits	82.2	87.0	92.3	100.3	106.9
Selling, general and administrative expenses	47.3	50.3	51.0	51.4	52.1
Total expenses	129.5	137.3	143.3	151.7	159.0

Operating income	74.6	114.3	237.6	239.2	279.6
Financial expense, net	(1.8)	(4.3)	(1.9)	(0.4)	5.7
Income before income taxes	72.8	110.0	235.7	238.8	285.3
Provision for income taxes	(21.2)	(30.0)	(68.6)	(66.8)	(79.8)
Net income	51.6	80.0	167.1	172.0	205.5

ASML - Quarterly Summary Ratios and other data¹

	Three months ended,
	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006

Gross profit as a % of net sales	37.3	40.0	40.4	40.8	41.1
Operating income as a % of net sales	13.6	18.2	25.2	25.0	26.2
Net income as a % of net sales	9.4	12.7	17.7	17.9	19.3
Shareholders' equity as a % of total assets	45.6	47.3	42.1	45.2	54.6
Income taxes as a % of income before income taxes	29.1	27.2	29.1	28.0	28.0
Sales of new systems (units)	34	39	58	59	64
Sales of used systems (units)	13	12	14	12	8
Sales of systems total (units)	47	51	72	71	72
Backlog new systems (units)	86	94	114	143	153
Backlog used systems (units)	9	12	13	8	10
Backlog systems total (units)	95	106	127	151	163
Value of backlog new systems (EUR million)	1,411	1,560	1,785	2,099	2,120
Value of backlog used systems (EUR million)	23	36	45	27	26
Value of backlog systems total (EUR million)	1,434	1,596	1,830	2,126	2,146
Net bookings new systems (units)	43	47	78	88	74
Net bookings used systems (units)	12	15	15	7	10
Net bookings total (units)	55	62	93	95	84
Number of employees	5,055	5,088	5,209	5,388	5,594

ASML - Summary U.S. GAAP Consolidated Balance Sheets¹

	Dec 31, 2005		April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in millions EUR)
ASSETS
Cash and cash equivalents	1,904.6		1,671.1	1,731.5	1,580.9	1,655.9
Accounts receivable, net	302.6		447.4	540.3	674.5	672.7
Inventories, net	777.2		940.4	916.2	837.2	808.5
Other current assets	221.4		208.0	220.7	263.8	288.9
Total current assets	3,205.8		3,266.9	3,408.7	3,356.4	3,426.0

Deferred tax asset	206.9		201.7	179.5	160.4	200.4
Other assets	39.8		38.9	38.5	36.5	35.7
Intangible assets	24.9		23.2	21.5	19.7	18.0
Property, plant and equipment	278.6		278.1	287.0	281.5	270.9
Total assets	3,756.0		3,808.8	3,935.2	3,854.5	3,951.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,420.0	[4]	1,385.1	1,655.6	1,518.6	1,181.4
Convertible subordinated bonds	380.2	[4]	380.0	380.0	380.0	380.0
Long term debt and deferred liabilities	244.0		243.3	242.2	214.4	233.1
Shareholders’ equity	1,711.8		1,800.4	1,657.4	1,741.5	2,156.5
Total liabilities and Shareholders’ equity	3,756.0		3,808.8	3,935.2	3,854.5	3,951.0

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows¹

	Three months ended,
	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in millions EUR)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	51.6	80.0	167.1	172.0	205.5
Depreciation and amortization	29.7	22.1	20.7	29.6	32.0
Change in tax assets and liabilities	1.4	(53.5)	65.3	61.8	(45.2)
Change in assets and liabilities	126.8	(267.6)	76.9	(261.2)	172.0
Net cash provided by (used in) operating activities	209.5	(219.0)	330.0	2.2	364.3
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(24.0)	(16.9)	(14.0)	(16.6)	(23.2)
Disposals	8.8	0.7	0.7	1.3	2.5
Net cash used in investing activities	(15.2)	(16.2)	(13.3)	(15.3)	(20.7)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash used for share buybacks	-	-	(252.6)	(148.1)	(277.6)
Proceeds from share issuance	5.5	7.8	6.8	9.4	13.5
Excess tax benefits from stock option	-	-	-	-	1.1
Redemption and/or repayment of loans	(0.3)	(0.3)	(0.3)	(0.3)	(7.4)
Net cash provided by (used in) financing activities	5.2	7.5	(246.1)	(139.0)	(270.4)
Net cash flow	199.5	(227.7)	70.6	(152.1)	73.2
Effect of changes in exchange rates on cash	5.3	(5.8)	(10.2)	1.5	1.8
Net increase (decrease) in cash and cash equivalents	204.8	(233.5)	60.4	(150.6)	75.0

1)	Except for balance sheet data as of December 31, 2005, all figures are unaudited.
2)	The calculation of diluted net income per ordinary share does not assume conversion of our Subordinated Notes as such conversions would have an anti-dilutive effect.
3)	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.
4)

Since December 31, 2005 current liabilities include USD 575 million principal amount of ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previously published balance sheets, this was presented under convertible subordinated bonds.

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Recognition of revenues

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The costs of providing services under extended and enhanced warranty are recognized when they occur.

Stock options

On January 1, 2006, ASML implemented the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost of employee services received (compensation costs) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. Using the modified prospective transition method of adopting SFAS 123(R), ASML began recognizing compensation cost for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation cost for the portion of equity-based awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after that date. Compensation costs are then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated under SFAS 123 “Accounting for Stock-Based Compensation” for pro forma disclosures.

Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, ASML measured compensation cost for its stock option plans using the intrinsic value method under APB 25 “Accounting for stock issued to employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation costs were recognized in the consolidated statements of operations.

ASML – Reconciliation U.S. GAAP – IFRS¹

Net income

	Three months ended,		Twelve months ended,
	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006
(Amounts in thousands EUR)
Net income under U.S. GAAP	51,621	205,525	311,464	624,689
Share-based Payments (see Note 1)	197	(5,657)	(9,435)	(3,855)
Capitalization of development costs (see Note 2)	10,504	9,921	51,814	38,953
Convertible Subordinated Notes (see Note 3)	(4,985)	(1,109)	(21,017)	(23,803)
Net income under IFRS	57,337	208,680	332,826	635,984

Shareholders’ Equity

	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,711,837	1,800,394	1,657,449	1,741,492	2,156,455
Share-based Payments (see Note 1)	2,100	2,460	2,095	5,269	343
Capitalization of development costs (see Note 2)	51,815	64,002	74,314	80,848	90,769
Convertible Subordinated Notes (see Note 3)	55,219	47,529	39,751	32,524	31,416
Shareholders’ equity under IFRS	1,820,971	1,914,385	1,773,609	1,860,133	2,278,983

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.

Note 2 Capitalization of development costs

Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes

Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.